Exhbit 99.1

TeliaSonera Signs Global Managed Services Deal with Stora Enso

STOCKHOLM, Sweden--(BUSINESS WIRE)--Nov. 22, 2006—TeliaSonera (NASDAQ:TLSN) (STO:TLSN) (HEX:TLS1V) and Stora Enso Oyj have signed an extensive agreement on the provision of global network and managed services.

In accordance with the agreement, TeliaSonera will assume total responsibility for Stora Enso's local, fixed and wireless LAN services as well as the global WAN. TeliaSonera will also be responsible for information security and remote access services, provided for the use of both Stora Enso's own personnel and third parties. The agreement, which is an extension of the companies' prior cooperation, includes a major development program aiming at enhancing the cost-effectiveness of global network services of Stora Enso. Finally the agreement also includes Internet services with portal solutions. TeliaSonera has global responsibility to Stora Enso for the development, provision and support of all these services. The agreement runs over two years with an option for an additional year.

"Managed Services is a growing and important area for TeliaSonera", says Dan Stromberg, Head of TeliaSonera's Global Accounts. "We are glad that Stora Enso entrusts TeliaSonera to deliver and manage the whole solution for them. This shows that Stora Enso has confidence in our ability to provide services to them in the Nordic countries as well as globally."

Outside the Nordic and Baltic countries, the network services will be delivered in cooperation with the global IT and communication service provider Orange Business Services.

About Managed Services The agreement signed with Stora Enso is part of TeliaSonera's initiative to focus on managed services. To put it simply, managed services mean that TeliaSonera assumes total responsibility for the technology behind the communications service and the customer purchases a managed function, such as telephony.

Forward-Looking Statements Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

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CONTACT: TeliaSonera AB
Carina Kampe, (0)8-713 58 30